EXHIBIT 99.1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company
Cambridge Antibody Technology


2)   Name of shareholder having a major interest
Wellington Management Company, LLP


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Interests held in various accounts ("the Accounts") for which Wellington Management Company acts as a discretionary investment manager - names of the Accounts are not disclosed.


5)   Number of shares/amount of stock acquired
800,064


6)   Percentage of issued class
2.20%


7)   Number of shares/amount of stock disposed
Nil


8)   Percentage of issued class
Nil


9)   Class of security
Ordinary 10p shares


10)  Date of transaction
Not disclosed


11)  Date company informed
8 April 2003


12)  Total holding following this notification
2,562,400



13)  Total percentage holding of issued class following this notification
7.05%


14)  Any additional information
None


15)  Name of contact and telephone number for queries
Diane Mellett


16) Name and signature of authorised company official responsible for making this notification
Diane Mellett, Company Secretary

     Date of notification 9 April 2003